EXHIBIT 99.1

EXECUTION COPY

UNDERWRITING AGREEMENT

Dated as of November 7, 2011

Pengrowth Energy Corporation
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta  T2P 0B4

Dear Sirs:

Re:         Offering of Common Shares of Pengrowth Energy Corporation

BMO Nesbitt Burns Inc. ("BMO"), RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Peters & Co. Limited, HSBC Securities (Canada) Inc., Cormark Securities Inc., Macquarie Capital Markets Canada Ltd., Raymond James Ltd., UBS Securities Canada Inc., Canaccord Genuity Corp., FirstEnergy Capital Corp. and Credit Suisse Securities (Canada) Inc. (collectively, the "Underwriters") understand that Pengrowth Energy Corporation (the "Corporation") proposes to issue and sell 28,310,000 common shares (the "Offered Shares") of the Corporation.

The Underwriters further understand that the net proceeds from the sale of the Offered Shares will be used by the Corporation as described in the Shelf Prospectus Supplement (as defined herein) under the heading "Use of Proceeds".  In this regard, we understand that the Corporation has filed a short form base shelf prospectus (the "Base Shelf Prospectus") dated January 20, 2011 with the securities regulatory authority in each of the provinces of Canada (collectively, the "Qualifying Provinces") relating to the issue and sale of up to $1,500,000,000 aggregate amount of Common Shares, Subscription Receipts, Warrants, Options and Rights and has received a receipt therefor pursuant to the Prospectus Review Procedures (as defined herein).  We understand that for the purposes of filing the Base Shelf Prospectus, the Alberta Securities Commission was the principal regulator pursuant to the Prospectus Review Procedures.

We also understand that the Corporation will take all steps and proceedings necessary, including the obtaining of any necessary rulings or orders, to complete and file, without delay, the Shelf Prospectus Supplement (as defined herein) with the Qualifying Authorities (as defined herein) in accordance with their requirements in order to qualify the Offered Shares for Distribution (as defined herein) in each of the Qualifying Provinces.

The undersigned further understand that the Corporation has prepared and filed with the SEC a registration statement on Form F-10 (File No. 333-171682) which includes the Base Shelf Prospectus in the English language with such changes and deletions therefrom and additions thereto as are permitted or required by Form F-10 ("Form F-10") under the U.S. Securities Act of 1933, as amended, and the SEC Rules and Regulations promulgated thereunder (collectively, the "Securities Act") in accordance with the provisions of the Securities Act.  The Corporation and the transactions contemplated by this Agreement meet the general eligibility requirements for the use of Form F-10.

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The registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein, as amended at the time it became effective, is hereinafter referred to as the "Registration Statement."  The base shelf prospectus included in the Registration Statement at the time it became effective, including the documents incorporated by reference therein, is hereinafter referred to as the "U.S. Prospectus", and when the Shelf Prospectus Supplement is furnished to the Underwriters (whether or not the Shelf Prospectus Supplement is yet required to be filed under the Securities Act), the term "U.S. Prospectus" shall also refer to the Shelf Prospectus Supplement, including the documents incorporated by reference therein.

The undersigned further understand that the Corporation has prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X in connection with the filing of the Registration Statement.

Based upon the foregoing and subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages hereinafter set forth in Section 20.1, offer to purchase from the Corporation and, by its acceptance hereof, the Corporation agrees to sell to the Underwriters at the Closing Time (as defined herein) all, but not less than all, of the Offered Shares for a purchase price of $10.60 per Offered Share (the "Share Price"), being an aggregate purchase price of $300,086,000 (the "Purchase Price"), which shall be payable by the Underwriters at the Closing Time.

In further consideration of the Underwriters' agreement to purchase the Offered Shares, the Corporation shall pay or cause to be paid to the Underwriters, at the Closing Time, a commission of $0.424 per Offered Share (the "Commission Rate"), being an aggregate commission of $12,003,440 against receipt of the Purchase Price, all in consideration of the services to be rendered by the Underwriters in connection with their purchase of the Offered Shares.  For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods & Services Tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The Underwriters may, at their sole discretion, engage sub-agents to act on their behalf and offer such agents any part of the Underwriters' Commission.  The Underwriters shall not be under any obligation to engage any sub-agent.  To the extent that the Underwriters engage sub-agents to act on their behalf, the Underwriters shall obtain undertakings from such sub-agents to offer the Offered Shares for sale to the public only as permitted by the Securities Laws, upon the terms and conditions set forth in the Prospectuses and as set forth herein.

The terms and conditions of the agreement among the Corporation and the Underwriters are as set forth below.

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Terms and Conditions

1.	Definitions and Interpretation.

1.1	In this Agreement, unless the context otherwise requires:

"1940 Act" has the meaning given thereto in Section 2.8(g);

"affiliate" shall have the meaning given thereto in the Business Corporations Act (Alberta);

"Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean and refer to the agreement among the Corporation and the Underwriters resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter and not to any particular section, paragraph or other part of this agreement;

"Applicable Time" means 2:00 p.m. (New York City time) on November 8, 2011;

"Business Day" means any day of the year other than a Saturday, Sunday or statutory holiday, on which banks are open for business in Calgary, Alberta;

"Claim" shall have the meaning given thereto in Section 12.1;

"Closing" means the completion of the sale by the Corporation of the Offered Shares and the purchase thereof by the Underwriters pursuant to this Agreement;

"Closing Date" means November 16, 2011, or such other date as the parties hereto may mutually agree upon in writing, provided that in no event shall the Closing occur later than November 30, 2011;

"Closing Time" means 6:45 a.m. (Calgary time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the parties hereto in writing;

"Common Shares" means the common shares in the share capital of the Corporation;

"Current Documents" shall have the meaning given thereto in Section 4.3;

"Development" shall have the meaning given thereto in Section 4.3;

"Disclosure Package" means, as of the Applicable Time:  (i) the U.S. Prospectus; (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule "A" hereto; and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

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"Distribution" means "distribution" or "distribution to the public", as the case may be, as those terms are defined under relevant Securities Laws, and "Distribute" has a corresponding meaning;

"Effective Date" means the date on which the Registration Statement became effective;

"Environmental Laws" has the meaning given thereto in Section 6.1(t);

"Environmental Permits" has the meaning given thereto in Section 6.1(t);

"Exchanges" means, collectively, the Toronto Stock Exchange and the New York Stock Exchange;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended and the SEC Rules and Regulations promulgated thereunder;

"Financial Information" means, collectively:

(i)	the management's discussion and analysis (the "MD&A") of the Corporation for the year ended December 31, 2010;

(ii)
the audited comparative consolidated annual financial statements of the Corporation as at and for the years ended December 31, 2010 and 2009, together with the notes thereto and the report of the auditors thereon;

(iii)	the MD&A of the Corporation for the three and nine months ended September 30, 2011;

(iv)	the comparative consolidated interim financial statements of the Corporation as at and for the three and nine month periods ended September 30, 2011 and 2010, together with the notes thereto; and

(v)
the disclosure of the Corporation's oil and gas producing activities prepared in accordance with pre-codification SFAS No. 69 - "Disclosure about Oil and Gas Producing Activity", which was filed on SEDAR under the category "Other" on March 8, 2011.

"Free Writing Prospectus" means any "free writing prospectus" as defined in Rule 405 of the Securities Act;

"Indemnified Parties" has the meaning given thereto in Section 12.1;

"Issuer Free Writing Prospectus" means any "issuer free writing prospectus" as defined in Rule 433 of the Securities Act;

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"KPMG" means KPMG LLP, chartered accountants, as auditors of the Corporation and translator of the Financial Information and other information referred to in Section 3.1(d)(ii) (as the context requires);

"Lien" means, with respect to any property, any mortgage, lien, pledge, assignment by way of security, charge, security interest, trust arrangement in the nature of a security interest, conditional sale or other title retention agreement, equipment trusts, lease financings including by way of sale and lease-back, hypothec, levy, execution, seizure, attachment, garnishment, any option, preferential right or adverse claim constituting an interest in such property, or any other encumbrance in respect of such property;

"Material Adverse Effect" has the meaning given thereto in Section 6.1(bb);

"material change" means any change in respect of the affairs of the Corporation or its business, operations or capital that would reasonably be expected to have a significant effect on the market price or value of any of the Common Shares and includes a decision to implement such a change made by the board of directors of the Corporation or senior management of the Corporation if such persons believe that confirmation of such decision by the board of directors of the Corporation is probable;

"material fact" means, in relation solely to the Common Shares or the Prospectuses, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Common Shares;

"misrepresentation" means, with respect to circumstances in which the Securities Laws of a particular jurisdiction are applicable, a misrepresentation as defined under the Securities Laws of that jurisdiction and, if not so defined, or in circumstances in which the laws of no particular jurisdiction are applicable, a misrepresentation as defined under the Securities Act (Alberta);

"Prospectus" means the Base Shelf Prospectus as supplemented by the Shelf Prospectus Supplement, including the documents incorporated by reference therein (in both the English and French language versions thereof, unless the context otherwise requires);

"Prospectus Review Procedures" means the procedures for prospectus review in multiple jurisdictions described under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions and Multilateral Instrument 11-102 – Passport System, each, as currently in effect;

"Prospectuses" means the Prospectus and the U.S. Prospectus;

"Qualifying Authorities" means, collectively, the applicable securities commissions or similar securities regulatory authorities in each of the Qualifying Provinces;

"Reserve Report" means the oil and gas reserve report referred to in Section 6.1(u);

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"SEC" means the United States Securities and Exchange Commission;

"SEC Rules and Regulations" means the published rules and regulations of the SEC;

"Securities Laws" means, collectively, all applicable securities laws of each of the Qualifying Provinces and the applicable federal securities laws of the United States and the respective regulations, rules, policies and orders thereunder together with all applicable published orders and rulings of the Qualifying Authorities and the SEC;

"Selling Firms" shall have the meaning given thereto in Section 10.1;

"Shareholder" means a holder of Common Shares;

"Shelf Prospectus Supplement" means the shelf prospectus supplement and any amendments thereto in respect of the distribution of the Offered Shares pursuant to the Shelf Prospectus System, in the English and French languages;

"Shelf Prospectus System" means the shelf prospectus system described in National Instrument 44-102 - Shelf Distributions, as currently in effect;

"Short Form Prospectus System" means the system described in National Instrument 44-101 - Short Form Prospectus Distributions, as currently in effect;

"Subsidiaries" means all corporations, partnerships, trusts and other unincorporated entities beneficially owned, directly or indirectly, by the Corporation;

"Supplementary Material" means, collectively, any amendment or supplement to, and documents incorporated by reference in, the Prospectuses;

"Tax Act" means the Income Tax Act (Canada);

"Tax Opinions" means the opinion of Burnet, Duckworth & Palmer LLP described in Section 8.1(p) and the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP described in Section 8.2(c);

"to the best of the knowledge, information and belief" means, unless otherwise expressly stated, a statement of the declarant's knowledge of the facts or circumstances to which such phrase relates, after having made due inquiries and investigations in connection with such facts and circumstances;

"Transfer Agent" means Computershare Trust Company of Canada, a trust company duly registered to carry on business in all of the Qualifying Provinces;

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"Underwriters' Commission" means the aggregate commission payable by the Corporation to the Underwriters hereunder at a rate of the Commission Rate per Common Share purchased hereunder;

"Underwriters' Expenses" shall have the meaning given thereto in Section 14.2;

"Underwriters' Information" means, in respect of the Prospectuses, any statements contained therein relating solely to and furnished in writing by the Underwriters for purposes of inclusion therein; and

"U.S. Securities Laws" means, collectively, the Securities Act and the Exchange Act.

1.2
The division of this Agreement into sections, paragraphs and clauses and the provision of headings is for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.  Unless something in the subject matter or context is inconsistent therewith, references herein to sections, paragraphs or clauses are to, sections, paragraphs or clauses of this Agreement.

1.3
Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, trusts, corporations, governments and governmental authorities and vice versa.

2.	Qualification and Offering for Sale.

2.1
The Corporation has prepared and filed the Base Shelf Prospectus with the Qualifying Authorities in accordance with the Securities Laws and has received in respect thereof a receipt dated January 21, 2011 in accordance with the Prospectus Review Procedures.  The Shelf Prospectus Supplement and related documents shall be filed with each of the Qualifying Authorities no later than 12:00 noon (Calgary time), in the case of the Shelf Prospectus Supplement in the English language, and no later than 2:00 p.m. (Calgary time) in the case of the Shelf Prospectus Supplement in the French language on November 9, 2011 and the Corporation shall have taken all other steps and proceedings as may be necessary to enable the Offered Shares to be offered and sold to the public in the Qualifying Provinces through the Underwriters or any other registrant who complies with the relevant provisions of the Securities Laws.

2.2
The Corporation will comply with the Shelf Prospectus System with respect to the offering of the Offered Shares and General Instruction II.L of Form F-10 under the Securities Act.  Prior to the termination of the offering of the Offered Shares, the Corporation will not file any amendment of the Registration Statement or supplement or amendment to the Prospectuses unless the Corporation has furnished a copy to the Underwriters for their review prior to filing and will not file any such proposed amendment or supplement to which the Underwriters reasonably object.  The Corporation will cause the Prospectus and the U.S. Prospectus, as applicable, properly completed, and

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any supplement thereto to be filed, each in a form approved by the Underwriters, with the Qualifying Authorities in accordance with the Shelf Prospectus System (in the case of the Prospectus) and with the SEC pursuant to General Instruction II.L of Form F-10 (in the case of the U.S. Prospectus) within the time period prescribed and will provide evidence satisfactory to the Underwriters (acting reasonably) of such timely filings.  The Corporation will promptly advise the Underwriters (1) when the U.S. Prospectus and any supplement thereto shall have been filed with the SEC pursuant to General Instruction II.L of Form F-10, (2) when the Prospectus shall have been filed with the Qualifying Authorities pursuant to the Shelf Prospectus System procedures, (3) when, prior to termination of the offering of the Offered Shares, any amendment to the Registration Statement or the Prospectus shall have been filed or become effective or a receipt in respect of any such amendment has been issued, as the case may be, (4) of any request by the SEC or its staff for any amendment of the Registration Statement, or for any supplement to the U.S. Prospectus or for any additional information, (5) of any request by a Qualifying Authority or any other regulatory authority in Canada for any amendment or supplement to the Prospectus or for any additional information, (6) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any notice that would prevent its use, or the issuance by a Qualifying Authority or any other regulatory authority in Canada of any cease trading or similar order relating to the Offered Shares, or the institution or threatening of any proceeding for those purposes, (7) of the receipt by the Corporation of any communication relating to the Prospectus, the offering of the Offered Shares, or the listing of the Offered Shares on the Exchanges, and (8) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Offered Shares for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose.  The Corporation will use its commercially reasonable efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection and, upon such issuance, occurrence or objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or prevention, including, if necessary, by filing an amendment to the Registration Statement or Prospectuses or a new registration statement or prospectus and using its commercially reasonable efforts to have such amendment or new registration statement or prospectus declared effective or qualified as soon as practicable.

2.3
The Corporation will prepare and file with the SEC, promptly after the time of the filing of the Shelf Prospectus Supplement in the Qualifying Provinces, and in any event no later than 5:00 p.m. (New York City time) on the second Business Day following the date of this Agreement, the U.S. Prospectus.

2.4
Until the Distribution of the Offered Shares shall have been completed (or, in any event, not later than 45 days following the Closing Date), the Corporation shall promptly take or cause to be taken all additional steps and proceedings, that from time to time, may reasonably be required under the applicable laws of each of the Qualifying Provinces to continue to qualify the Offered Shares for Distribution.

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2.5
The Corporation shall co-operate in all respects with the Underwriters to allow them to participate fully in the preparation of the documentation required for the Distribution of the Offered Shares and shall allow the Underwriters to conduct all "due diligence" investigations which they may reasonably require to fulfil their obligations as underwriters and to enable the Underwriters to responsibly sign any certificate required to be signed by the Underwriters in such documentation.  The Corporation shall furnish to the Underwriters all the information relating to the Corporation and its business and affairs as is required for the preparation of the Shelf Prospectus Supplement and other documentation to be filed in connection with the Distribution of the Offered Shares in order to satisfy disclosure requirements under the Securities Laws.

2.6
The Underwriters shall deliver to the Corporation within two Business Days of the date of filing the Shelf Prospectus Supplement duly completed and executed SEDAR Form 6's for each person who has executed the Prospectus on behalf of the Underwriters.

2.7
Each Underwriter severally agrees that if it is not registered as a broker-dealer under Section 15 of the Exchange Act it will not offer or sell any Offered Shares in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates or otherwise in compliance with the Exchange Act.  Sales of Offered Shares in Canada may be made only by an Underwriter that is either registered in the appropriate category or exempt from registration under applicable Canadian Securities Laws or by its appropriately registered Canadian affiliate or agent.

2.8	The Corporation covenants and agrees with the several Underwriters that:

(a)
The Corporation will cooperate with the Underwriters in endeavouring to qualify the Offered Shares for sale under the Securities Laws of the Qualifying Provinces and in such of the states of the United States as the Underwriters may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided that the Corporation shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent.  The Corporation will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Underwriters may reasonably request for Distribution of the Offered Shares.

(b)
The Corporation will deliver to the Underwriters at or before the Closing Date, such number of copies of the Registration Statement (including such number of copies of the exhibits filed therewith that may reasonably be requested), including documents incorporated by reference therein, and of all amendments thereto, as the Underwriters may reasonably request.

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(c)
The Corporation will comply with the Securities Laws so as to permit the completion of the Distribution of the Offered Shares as contemplated in this Agreement, the Prospectuses, and the Registration Statement.  If during the period in which a prospectus is required by law to be delivered by an Underwriter or dealer, any event shall occur as a result of which, in the judgment of the Corporation or in the reasonable opinion of the Underwriters, it becomes necessary to amend or supplement the Prospectuses or the Registration Statement in order to make the statements therein, in the light of the circumstances existing at the time either of the Prospectuses is delivered to a purchaser, not misleading, or, if it is necessary at any time to amend or supplement the Prospectuses or the Registration Statement to comply with the requirements of the Securities Laws, the Corporation will promptly prepare and file with the SEC and the Qualifying Authorities an appropriate amendment to the Prospectus or the Registration Statement.

(d)
The Corporation will make generally available to its Shareholders, as soon as it is practicable to do so, but in any event not later than 19 months after the effective date of the Registration Statement, an earnings statement (which need not be audited) in reasonable detail, covering a period of at least 12 consecutive months beginning after the effective date of the Registration Statement, which earnings statement shall satisfy the requirements of Section 11(a) of the Securities Act and Rule 158 of the SEC Rules and Regulations promulgated thereunder and will advise the Underwriters in writing when such statement has been so made available.

(e)	The Corporation will use its commercially reasonable efforts to satisfy the conditions to listing the Offered Shares on the Exchanges.

(f)	The Corporation shall apply the net proceeds of its sale of the Offered Shares as set forth in the Prospectuses under the heading "Use of Proceeds".

(g)
The Corporation shall not invest, or otherwise use the proceeds received by the Corporation from its sale of the Offered Shares, in such a manner as would require the Corporation to register as an Investment Company under the U.S. Investment Company Act of 1940, as amended (the "1940 Act").

(h)
The Corporation will maintain a transfer agent in accordance with the rules of each of the Exchanges and, if necessary under the jurisdiction of organization of the Corporation, a registrar for the Common Shares.

(i)
The Corporation will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Shares.

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(j)
The Corporation acknowledges that the Underwriters may engage in passive market making transactions in the Offered Shares on the New York Stock Exchange in accordance with Regulation M under the Exchange Act and on the Toronto Stock Exchange in accordance with Canadian Securities Laws and the rules and by-laws of the Toronto Stock Exchange.

(k)
The Corporation agrees that it has not and, unless it obtains the prior written consent of the Underwriters (not to be unreasonably withheld), will not make any offer relating to the Offered Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Corporation with the SEC or retained by the Corporation under Rule 433 of the Securities Act.  Any Free Writing Prospectus consented to by the Underwriters is hereinafter referred to as a "Permitted Free Writing Prospectus".  The Corporation agrees that (i) it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it will comply with the requirements of Rules 164 and 433 under the Securities Act applicable to any Permitted Free Writing Prospectus, including without limitation in respect of timely filing with the SEC, legending and record keeping.

(l)	During the period when the U.S. Prospectus is required to be delivered under the Securities Act, the Corporation agrees:

(i)
to file promptly all documents required to be filed by the Corporation with the SEC pursuant to Section 13 or 15(d) of Exchange Act subsequent to the time the Registration Statement became effective; and

(ii)
in the event that any document is filed with any Qualifying Authority subsequent to the time the Registration Statement became effective that is deemed to be incorporated by reference in the Prospectus, if required by the Securities Act, to file such document with the SEC in accordance with the Securities Act or the Exchange Act.

(m)	The Corporation agrees not to issue any press release or other public announcement between the date hereof and the Closing Time without first consulting with BMO, on behalf of the Underwriters.

3.	Deliveries of Prospectuses and Related Documents.

3.1	The Corporation shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(a)
no later than the time of execution of this Agreement, copies of the English and French language versions of the Base Shelf Prospectus signed as required by the Securities Laws, together with copies of any Supplementary Material not previously delivered to the Underwriters;

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(b)
as soon as they are available, and in any event no later than November 9, 2011, copies of the English and French language versions of the Shelf Prospectus Supplement signed as required by the laws of the Qualifying Provinces and the related U.S. Prospectus together with copies of any Supplementary Material not previously delivered to the Underwriters;

(c)
as soon as they are available, copies of the English and French language versions, as applicable, of any Supplementary Material, signed as required by the laws of the Qualifying Provinces, including copies of any Supplementary Material which have not previously been delivered to the Underwriters;

(d)	at the time of the delivery to the Underwriters pursuant to this Section 3.1 of the French language version of the Shelf Prospectus Supplement:

(i)
an opinion of counsel in Québec, reasonably satisfactory in form and substance to the Underwriters and addressed to the Underwriters and the Corporation and dated the date of the Shelf Prospectus Supplement to the effect that the French version of the Prospectus (including the documents incorporated therein by reference) (except for the Financial Information and any other information which is the subject of the opinion of KPMG referred to in Section 3.1(d)(ii), as to which no opinion need be expressed by such Québec counsel) is, in all material respects, a complete and proper translation of the English language version thereof, and

(ii)
an opinion of KPMG reasonably satisfactory in form and substance to the Underwriters and addressed to the Underwriters and the Corporation and dated the date of the Shelf Prospectus Supplement to the effect that the French version of the Financial Information and such other related information set forth in the Prospectus (including the documents incorporated therein by reference) is in all material respects a complete and proper translation of the English language version thereof;

(e)
at the time of delivery of the Shelf Prospectus Supplement to the Underwriters pursuant to this Section 3.1, a comfort letter from KPMG, dated the date of the Shelf Prospectus Supplement, reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel and addressed to the Underwriters, with respect to the financial and accounting information contained in the Prospectuses (including the documents incorporated therein by reference), which comfort letter shall be based on a review by KPMG having a cut-off date not more than two Business Days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with the Qualifying Authorities pursuant to the Securities Laws; and

(f)
at the time of delivery of the Shelf Prospectus Supplement to the Underwriters pursuant to this Section 3.1, a letter in form and substance acceptable to counsel to the Underwriters from GLJ Petroleum Consultants Ltd. containing statements

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and information of the type ordinarily included in reserve report "comfort letters" to underwriters with respect to the Reserve Report and the reserves and resources information included in or incorporated by reference in the Prospectuses, which letter shall be in addition to the report contained or incorporated by reference in the Prospectuses and any consents addressed to the Qualifying Authorities.

3.2
Opinions or comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material filed pursuant to Section 4.3 and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signatures are not required, at the time the same is filed.  All such opinions or comfort letters shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

4.	Representations Relating to the Prospectuses and Other Deliveries.

4.1	The delivery by the Corporation to the Underwriters of the documents referred to in paragraphs 3.1(a), 3.1(b) and 3.1(c) shall constitute, on the part of the Corporation:

(a)
a representation and warranty to, and covenant and agreement with, the Underwriters that all of the information and statements contained or incorporated by reference therein (except any information and statements which constitute Underwriters' Information, or which are modified by or superseded by information or statements contained in the Prospectuses or any Supplementary Material, as the case may be) at the respective dates of delivery thereof and all times subsequent thereto during the Distribution of the Offered Shares are true and correct in all material respects, contain no misrepresentation, constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares and that no fact or information has been omitted therefrom which is required to be stated therein or necessary to make the statements or information therein not misleading in light of the circumstances in which they were made and that such documents contain in all material respects the disclosure required by, and fully comply and conform in all material respects to the requirements of, the Securities Laws; and

(b)
a representation and warranty to the Underwriters that, except as has been publicly disclosed, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Base Shelf Prospectus, Shelf Prospectus Supplement and any Supplementary Material to the time of delivery thereof, in the affairs, operations, assets or liabilities (contingent or otherwise) of the Corporation.

4.2
The Corporation consents to the Underwriters' use of the Prospectuses and any Supplementary Material for the offering and Distribution of the Offered Shares in compliance with the provisions of this Agreement.

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4.3	(a)
At any time from the date hereof until the completion of the Distribution of the Offered Shares, the Corporation will promptly notify BMO, on behalf of the Underwriters, in writing of the full particulars of any of the following (each, a "Development"):

(i)
any material change, occurrence or development (actual, anticipated, contemplated or threatened) in or affecting the business, financial condition, affairs, assets, liabilities (contingent or otherwise), operations, revenue, control or capital of the Corporation;

(ii)
any material change, occurrence or development (actual, anticipated, contemplated or threatened) in any matter contained or referred to in the Prospectuses or any Supplementary Material, as they exist immediately prior to such change, occurrence or development; or

(iii)
any material fact or matter which has arisen and would have been required to have been stated in the Base Shelf Prospectus, the Shelf Prospectus Supplement or any Supplementary Material had the fact arisen on or prior to the date of the Base Shelf Prospectus, the Shelf Prospectus Supplement or any Supplementary Material, respectively, which Development, in any such case, is, or may be, of such a nature as to render any of the Prospectuses (taken as they then exist together with any Supplemental Material) immediately prior to any such Development (at such time, such Prospectuses, a "Current Document"), untrue, false or misleading in any material respect or which would result in a Current Document containing a misrepresentation or which would result in a Current Document not complying with Securities Laws or which Development would reasonably be expected to have a significant effect on the market price or value of the Common Shares.

(b)
In any case described in paragraph 4.3(a), the Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters and their counsel, acting reasonably, with all applicable filing and other requirements arising as a result of a Development under the Securities Laws in the Qualifying Provinces, if any, and under the rules of the Exchanges necessary to continue to qualify the Offered Shares for Distribution.

(c)
Subject to applicable Securities Laws, the Corporation shall not file any Supplementary Material without first obtaining the written approval of the Underwriters thereto which approval shall not be unreasonably withheld (to be evidenced by their signatures thereon, if applicable) and consulting with the Underwriters and their counsel as to the form and content thereof.

(d)
If, prior to the completion of the Distribution of the Offered Shares, there is any change in any Securities Laws or other laws which results in any requirement to file Supplementary Material, then the Corporation shall prepare and file, as soon

Pengrowth Energy Corporation Underwriting Agreement	Page 15 of 48

as possible, to the satisfaction of counsel to the Underwriters, acting reasonably, such Supplementary Material with such of the SEC and the Qualifying Authorities in each jurisdiction where such filing is required.

(e)
As soon as practicable and in any event prior to making any filing referred to in this Section 4.3, the Corporation shall in good faith discuss with the Underwriters any development or change in circumstances (actual, anticipated, contemplated or threatened) or misstatement which is of such a nature that there may be reasonable doubt whether written notice need be given to the Underwriters under the provisions of this Section 4.3.

5.	Commercial Copies.

5.1
The Corporation shall, as soon as possible but in any event not later than 12:00 noon (local time) on November 10, 2011 in connection with the Prospectuses, and within 24 hours after the execution or filing thereof (if execution thereof is not required) in connection with any Supplementary Material, cause to be delivered to the Underwriters without charge commercial copies of the Prospectuses and such Supplementary Material (both English and French versions) in such numbers and in such cities as the Underwriters may reasonably request by oral instructions given to the Corporation or the printer not later than 5:00 p.m. (Calgary time) on November 9, 2011 in the case of the Prospectuses, and not later than the filing thereof, in the case of any Supplementary Material.

5.2
The Corporation shall cause to be provided to the Underwriters such number of copies of any Supplementary Material as the Underwriters may reasonably request for use in connection with the Distribution of the Offered Shares.  The Underwriters agree that they will not, directly or indirectly, use or distribute the Prospectuses or any Supplementary Material, nor offer, sell or deliver any of the Offered Shares in any country or jurisdiction (other than Canada and the United States) except under circumstances that will result in compliance with the applicable laws and regulations thereof in all material respects.

6.	Representations, Warranties and Covenants.

6.1
Concerning the Corporation.  The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Shares that:

(a)
the Corporation has been duly incorporated and organized and is validly existing and in good standing under the laws of Alberta and the Corporation has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted, to own, lease and operate its properties and assets as described in each of the Prospectuses and to enter into this Agreement and carry out the provisions hereof;

Pengrowth Energy Corporation Underwriting Agreement	Page 16 of 48

(b)
the Corporation is a reporting issuer or the equivalent in good standing in each of the provinces of Canada having such a concept within the meaning of the Securities Laws in such provinces; the Corporation is not in default of any requirement of Securities Laws; and the Corporation is a "foreign private issuer" as defined under Rule 405 of the Securities Act;

(c)
the Corporation is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated or in which failure to be so registered or qualified would have a Material Adverse Effect and all such registrations and qualifications are valid and subsisting and in good standing;

(d)	the Corporation holds all material licenses, certificates and permits from governmental authorities which are necessary to the conduct of its business;

(e)	the Corporation is now and at Closing will be current and up-to-date with all material filings required to be made under the laws of Canada and the provinces and territories thereof;

(f)	the Corporation has no Subsidiaries which are, individually or in the aggregate, material to the Corporation;

(g)
except as disclosed in each of the Prospectuses, no person now has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued Common Shares, other units, securities or warrants of the Corporation, except pursuant to any option or rights plans for directors, officers, employees and special consultants of the Corporation currently in place;

(h)
there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Corporation) pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any material way adversely affects or may adversely affect the business, operations or condition of the Corporation (financial or otherwise) or its property or assets or which questions or may question the validity of the issuance of the Offered Shares or any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement;

(i)	the Corporation is authorized to issue an unlimited number of Common Shares and 10,000,000 preferred shares, issuable in series, of which, as of the close of

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business on November 4, 2011, there were 330,692,150 outstanding Common Shares and no preferred shares outstanding;

(j)
the attributes and characteristics of the issued and outstanding Common Shares conform to the description thereof contained in each of the Prospectuses.  The form of certificate for the Offered Shares conforms in all material respects to the laws of the jurisdiction of the Corporation's incorporation, the by-laws of the Corporation, and the respective rules of the Exchanges;

(k)
the Financial Information presents fairly the financial position and the results of operations and cash flows of the Corporation as at and for the dates and periods to which they relate.  The Financial Information has been prepared in accordance with Canadian generally accepted accounting principles or International Financial Reporting Standards, as applicable, consistently applied throughout the periods involved and all adjustments necessary for a fair presentation of results for such periods have been made.  The summary financial and statistical data included in or incorporated by reference in each of the Prospectuses presents fairly the information shown therein and such data has been compiled on a basis consistent with the Financial Information;

(l)
the Corporation is not, nor after the issuance of Offered Shares or with the giving of notice or lapse of time or both, will be, in violation of or in default under its articles of incorporation or by-laws or under any agreement, lease, contract, indenture or other instrument or obligation to which it is a party or by which it, or any of its properties, are bound and which violations or defaults would, in the aggregate, cause a Material Adverse Effect;

(m)
the Corporation owns or possesses the right to use all patents, patent rights, trademarks, trade names, service marks, service names, copyrights, license rights, know-how (including trade secrets and other unpatented and unpatentable proprietary or confidential information, systems or procedures) and other intellectual property rights (the "Intellectual Property") necessary to carry on its business in all material respects; the Corporation has not received notice of conflict with, any Intellectual Property of any other person or entity and, to the knowledge of the Corporation, the Corporation has not infringed any Intellectual Property of any other person or entity;

(n)
the Corporation carries, or is covered by, insurance in such amounts and covering such risks as is adequate for the conduct of its businesses and the value of its properties and as is customary for companies engaged in similar businesses;

(o)	other than as described in the Prospectus Supplement, the Corporation shall not, between the date hereof and the Closing Date, pay out any dividends;

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(p)
Computershare Trust Company of Canada has been validly appointed as registrar and transfer agent for the Common Shares at its offices at the Cities of Toronto, Ontario and Calgary, Alberta and, through its affiliate, Computershare Trust Company, Inc. in Golden, Colorado;

(q)	except as referred to in or contemplated by the Prospectuses, subsequent to December 31, 2010:

(i)	there has not been any material change in the capital or long-term debt of the Corporation,

(ii)	there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Corporation,

(iii)
the financial position of the Corporation has not changed in any material adverse way from that disclosed in the audited balance sheet as at December 31, 2010 of the Corporation incorporated by reference in the Prospectuses, and

(iv)	the Corporation has carried on business in the ordinary course;

(r)
(A) the Corporation is eligible to use the Short Form Prospectus System and the Shelf Prospectus System in each of the Qualifying Provinces, (B) the currently outstanding Common Shares are listed on the Exchanges, and the Offered Shares will be conditionally approved for listing and posting for trading on the TSX and application has been made to list the Offered Shares on the NYSE by no later than the time of filing of the Shelf Prospectus Supplement with the Qualifying Authorities and (C) there has been no material change in the affairs, assets, liabilities or obligations (absolute, contingent or otherwise) of the Corporation not already publicly disclosed which requires disclosure under the Securities Laws or which has been disclosed on a confidential basis to the applicable Qualifying Authorities and which has not been generally disclosed to the public;

(s)
the Corporation has and will at Closing Time have good and marketable title to or the right to use of the property and assets material to the operation of its businesses free and clear of all Liens except Liens that would not reasonably be expected to have a Material Adverse Effect, and no person has any agreement or right to acquire any of such properties;

(t)
except as set forth in the Registration Statement or the Prospectuses, or as would not individually or in the aggregate result in a Material Adverse Effect, (i) the Corporation has been and is in material compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry,

Pengrowth Energy Corporation Underwriting Agreement	Page 19 of 48

department or administrative or regulatory agency, domestic or foreign ("Environmental Laws") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance; (ii) the Corporation has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the "Environmental Permits") necessary for the operation of its projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit; (iii) the Corporation (including, if applicable, any predecessor companies thereof) has not received any notice of, or been prosecuted for any offence alleging, material non-compliance with any Environmental Laws or liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and the Corporation (including, if applicable, any predecessor companies) has not settled any allegation of material non-compliance or liability short of prosecution; and (iv) there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation, nor has the Corporation received notice of any of the same and which orders directions or notices remain outstanding as unresolved;

(u)
the Corporation is not aware of any defects, failures or impairments in the title to the oil and natural gas properties of the Corporation which, in aggregate, could have a material adverse effect on the quantity or pre-tax discounted present value of the estimated future net revenues from the oil and natural gas reserves relating thereto, as shown in the reserve report of GLJ Petroleum Consultants Ltd. ("GLJ") dated March 7, 2011 relating to the reserves of the Corporation effective December 31, 2010 (the "Reserve Report"),

(v)
there has been no material adverse change to the Corporation's oil, natural gas liquids, natural gas or sulphur reserves since the effective date of the Reserve Report and the Reserve Report fairly presents the determination of oil, natural gas liquids, natural gas and sulphur reserves of the Corporation and its production profile and costs associated therewith, as of the date thereof;

(w)
the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all requisite action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses;

(x)
neither the SEC nor any of the members of the Canadian Securities Administrators has issued an order ruling or determination preventing or suspending the use of any prospectus relating to the proposed offering of the

Pengrowth Energy Corporation Underwriting Agreement	Page 20 of 48

Offered Shares, suspending the effectiveness of the Registration Statement or ceasing, suspending or restricting trading in Common Shares or instituted any proceeding, investigation or inquiry (or, to the knowledge of the Corporation, are any such contemplated or threatened) for that purpose;

(y)
the Registration Statement and the U.S. Prospectus and any amendments or supplements thereto contain all statements which are required to be stated therein by, and conform to, the requirements of the Securities Act and the Prospectus and any amendments or supplements thereto contain all statements which are required to be stated therein by, and conform to, the requirements of all Canadian Securities Laws;

(z)
the Registration Statement and any amendment thereto, on the Effective Date did not contain, on the date hereof do not contain, and on the Closing Date will not contain, any untrue statement of a material fact and do not omit, and on the Closing Date will not omit, to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Corporation makes no representations or warranties as to the Underwriters' Information;

(aa)
each of the Prospectuses and any amendments and supplements thereto do not contain, and on the Closing Date will not contain, any untrue statement of material fact and do not omit, and on the Closing Date will not omit, to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Corporation makes no representations or warranties as to the Underwriters' Information;

(bb)
since the respective dates as of which information is given in the Prospectuses, as may be amended or supplemented, there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the earnings, business, management, properties, assets, liabilities, rights, operations, condition (financial or otherwise) or business prospects of the Corporation, whether or not occurring in the ordinary course of business (a "Material Adverse Effect"), and there has not been any material transaction entered into or any material transaction that is probable of being entered into by the Corporation, other than transactions in the ordinary course of business and changes and transactions described in each of the Prospectuses, as amended or supplemented.  The Corporation has no material contingent obligations that are not disclosed in each of the Prospectuses;

(cc)
each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Corporation of this Agreement and the consummation of the transactions herein or therein

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contemplated (except for the filing of the Shelf Prospectus Supplement and the ancillary documents required to be filed therewith, including this Agreement and such additional steps as may be required by the SEC, the U.S. Financial Industry Regulatory Authority or such additional steps as may be necessary to qualify the Offered Shares for public offering by the Underwriters under state securities or Blue Sky laws) has been obtained or made and is in full force and effect;

(dd)
neither the Corporation, nor any officer, director, agent, employee or other person associated with or acting on behalf of the Corporation, has taken or may take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute, manipulation of the price of the Offered Shares to facilitate the sale or resale of the Offered Shares;

(ee)
the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or International Financial Reporting Standards, as applicable, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(ff)
the Corporation maintains "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) under the Exchange Act), such disclosure controls and procedures are effective, and there is and has been no failure on the part of the Corporation to comply in any material respect with any material provision of the Sarbanes-Oxley Act of 2002 to the extent applicable to the Corporation as a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act;

(gg)	the Corporation is properly classified as a corporation for U.S. federal tax purposes;

(hh)
the Corporation has not been classified as a passive foreign investment company, within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for any prior year and is not expected to be so classified for the current year;

(ii)
the Corporation is not, and after giving effect to the offering and sale of the Offered Shares contemplated by this Agreement and the application of the net proceeds therefrom in the manner described in the Prospectuses and the

Pengrowth Energy Corporation Underwriting Agreement	Page 22 of 48

Registration Statement will not be, an "investment company" within the meaning of that term under the 1940 Act;

(jj)
the Disclosure Package as of the Applicable Time does not, and on each applicable Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Notwithstanding this Section 6.1(jj), the Corporation makes no representations or warranties as to the Underwriters' Information included in the Disclosure Package;

(kk)
each document incorporated, or deemed to be incorporated, by reference in the Registration Statement, the U.S. Prospectus, and the Prospectus, at the time they were or hereafter are filed with the SEC, or the applicable Qualifying  Authority complied or will comply, as applicable, in all material respects with the requirements of the U.S. Securities Laws and Canadian Securities Laws, as applicable;

(ll)
as at the date and time of filing the Registration Statement and time this Agreement is executed and delivered by the parties hereto, the Corporation was not and is not an "ineligible issuer" as defined in Rule 405 of the Securities Act (an "Ineligible Issuer"), without taking account of any determination by the SEC pursuant to Rule 405 of the Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer;

(mm)	the Corporation is subject to the reporting requirements of the Exchange Act and is current in its filings under the Securities Laws; and

(nn)
except as otherwise disclosed in the Prospectuses and the Registration Statement, or except as would not, individually or in the aggregate, result in a Material Adverse Effect, all tax returns required to be filed by the Corporation have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from the Corporation have been paid, other than those being contested in good faith and for which adequate reserves have been provided.

7.	Closing and Conditions of Closing.

7.1	The Closing of the purchase and sale of the Offered Shares shall be completed at the offices of Burnet, Duckworth & Palmer LLP, Calgary, Alberta at the Closing Time.

7.2	The Closing shall be conditional on the following being delivered to the Underwriters at or before such time:

Pengrowth Energy Corporation Underwriting Agreement	Page 23 of 48

(a)
one or more definitive certificates representing in the aggregate the Offered Shares registered in the name of CDS & Co., or in such other name or names as the Underwriters may notify the Corporation in writing at any time until 12:00 (noon) (Calgary time) on the Business Day immediately preceding the Closing Date;

(b)
a comfort letter of KPMG dated the Closing Date and addressed to the Underwriters in form and content satisfactory to the Underwriters and their counsel, bringing the information contained in the comfort letter of KPMG referred to in paragraph 3.1(e) forward to the Closing Time, provided that, such comfort letter shall be based on a review by KPMG having a cut-off date not more than two Business Days prior to the Closing Date;

(c)
written confirmation in form and substance satisfactory to the Underwriters that the Offered Shares will at the time of Closing be listed for trading on the Exchanges and all conditions other than completion of the Closing and notification thereof to the Exchanges shall have been met to permit the Offered Shares to be posted for trading on the Closing Date;

(d)	the certificates contemplated by Section 9;

(e)
certificates dated the Closing Date signed by appropriate officers of the Corporation certifying with respect to the currently effective constating documents of the Corporation, all in a form approved by counsel to the Underwriters, acting reasonably, the resolutions of the board of directors of the Corporation relevant to the Prospectuses, any Supplementary Material, the offering of the Offered Shares, the incumbency and signatures of signing officers of the Corporation and with respect to such other matters as the Underwriters may reasonably request; and

(f)
the requisite legal opinions (including an opinion of Québec counsel), letters and certificates as contemplated herein and such further documentation as may be contemplated herein or as counsel to the Underwriters may reasonably require, against payment of the amount of the Purchase Price net of the Underwriters' Commission in connection with the sale of the Offered Shares, by wire transfer on a same day basis at par in the City of Calgary to the Corporation, or as the Corporation may otherwise direct the Underwriters in writing not less than 48 hours prior to the Closing Time.

8.	Legal Opinions.

8.1	At the Closing Time, the Corporation shall have caused favourable legal opinions dated the Closing Date to be delivered (in sufficient copies for each of the Underwriters and

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their counsel) to the Underwriters by their counsel, Burnet, Duckworth & Palmer LLP (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to them and to Fraser Milner Casgrain LLP, counsel to the Underwriters, as to the qualification of the Offered Shares for sale to the public in, and as to other matters governed by the laws of jurisdictions other than the Province of Alberta, and may rely, to the extent appropriate in the circumstances and solely as to matters of fact not independently established, on certificates or statutory declarations of officers of the Corporation or the Transfer Agent, and of public and stock exchange officials) with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Shares and the Corporation in form and substance acceptable to counsel to the Underwriters, acting reasonably, including without limitation opinions substantially to the effect that:

(a)	the Corporation is a corporation validly subsisting under the laws of the Province of Alberta, the jurisdiction of its incorporation;

(b)	the Corporation has the capacity and power to own and lease its properties and assets and to conduct its business as described in each of the Prospectuses and any Supplementary Material;

(c)
the Corporation is a "reporting issuer" not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder, is a "reporting issuer" in each of the other provinces of Canada, is not in default under the applicable securities laws of each of the provinces of British Columbia, Saskatchewan, Manitoba, Ontario, Quebec and Prince Edward Island and is not in default of one or more of the filing requirements concerning annual or interim financial statements or other continuous disclosure documents or the payment of fees required by the Securities Act (New Brunswick) or the Securities Act (Nova Scotia) which would cause it to be identified as a reporting issuer in default or as a defaulting reporting issuer by the New Brunswick Securities Commission or the Nova Scotia Securities Commission and the Superintendent of Securities (Newfoundland and Labrador) is not aware of the Corporation having contravened any provisions of the Securities Act (Newfoundland and Labrador);

(d)
the Corporation is authorized to issue an unlimited number of Common Shares and 10,000,000 preferred shares, issuable in series and as to the number of Common Shares and preferred shares issued and outstanding as at the Closing Date (which shall equal the number stated in Section 6.1(i) as increased by the Offered Shares and issuances permitted by Section 23);

(e)	the Corporation and the attributes and characteristics of the Offered Shares conform in all material respects with the descriptions thereof in each of the Prospectuses and Supplementary Material;

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(f)
All descriptions in the Prospectuses (other than financial statements, including the notes thereto, and financial data) of Canadian statutes, regulations, and legal or governmental proceedings and contracts and other documents which are governed by the laws of Canada, in each case with respect to the Corporation or to which the Corporation is a party, are accurate in all material respects and fair summaries of the legal matters, agreements, documents or proceedings discussed therein;

(g)
the form of the definitive certificate representing the Offered Shares has been duly approved and adopted and complies with all legal requirements (including all applicable requirements of the Exchanges) relating thereto;

(h)
the Transfer Agent has been duly appointed as the transfer agent and registrar for the Common Shares and Computershare Trust Company, Inc. has been duly appointed as transfer agent of the Corporation in the United States in respect of the Common Shares;

(i)	the Offered Shares have been validly created, allotted and issued as fully paid and non-assessable Common Shares;

(j)
the Corporation has the necessary power and authority to execute and deliver the Prospectuses and any Supplementary Material and all necessary action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and any Supplementary Material and the filing thereof, as the case may be, in each of the Qualifying Provinces under Securities Laws;

(k)
the Corporation has the necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to carry out the Distribution contemplated hereby and by the Prospectuses (including to sell the Offered Shares) and this Agreement has been duly authorized, executed and delivered by the Corporation and is a legal, valid and binding obligation of it and enforceable against it in accordance with its terms (subject to reasonable opinion qualifications);

(l)
the execution and delivery by the Corporation of this Agreement, the fulfilment of the terms hereof by the Corporation, and the sale and delivery by the Corporation at the Closing Time of the Offered Shares do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, any applicable law or any terms, conditions or provisions of the constating documents of the Corporation or, to such counsel's knowledge, any resolutions of the directors (or any committee thereof) or shareholders thereof, or any indenture, agreement or instrument to which the Corporation, is a party or by which it is contractually bound on the Closing Date and of which such counsel is aware, or any judgement, order or decree of any court, governmental

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agency or body or regulatory authority having jurisdiction over the Corporation, or the Offered Shares and of which such counsel is aware;

(m)	the Corporation is eligible to file the Prospectus under the Shelf Prospectus System;

(n)
except such as have been made or obtained under the Securities Laws, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, for the execution, delivery and performance by the Corporation of this Agreement or the consummation by the Corporation of the transactions contemplated herein;

(o)
all necessary documents have been filed, all necessary proceedings have been taken and all other legal requirements have been fulfilled under the laws of Canada and each of the Qualifying Provinces in order to qualify the Distribution of the Offered Shares in each of the Qualifying Provinces through investment dealers or brokers registered under applicable legislation of the Qualifying Provinces who have complied with the relevant provisions of such legislation;

(p)
subject to the qualifications set out therein, the statements in the Shelf Prospectus Supplement under the heading "Certain Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons resident in Canada and to persons who are non-resident of Canada who hold Offered Shares as capital property and who deal at arm's length with the Corporation;

and confirming the opinion referred to under "Eligibility for Investment" in the Shelf Prospectus Supplement and such other matters as the Underwriters or their counsel may reasonably request.

8.2
At the Closing Time, the Corporation shall have caused favourable  legal opinions, dated the Closing Date, to be delivered (in sufficient copies for each of the Underwriters and their counsel) to the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Corporation (who may rely, to the extent appropriate in the circumstances and solely as to matters of fact not independently established, on certificates or statutory declarations of officers of the Corporation or the Transfer Agent, and of public and stock exchange officials) with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Shares and the Corporation in form and substance acceptable to counsel to the Underwriters, acting reasonably, including without  limitation opinions substantially to the effect that:

(a)
No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Corporation under any Applicable Law for the

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performance by the Corporation of its obligations under this Agreement.  For purposes of this opinion, the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.  For purposes of this opinion the term "Applicable Law" means those laws, rules and regulations of the United States of America and the State of New York, in each case which in the experience of such firm are normally applicable to the transactions of the type contemplated by this Agreement, except that, "Applicable Law" does not include the anti-fraud provisions of the securities laws of any applicable jurisdiction or any state securities or Blue Sky laws of the various states;

(b)
The Corporation is not, and after giving effect to the offering and sale of the Offered Shares contemplated hereunder and the application of the net proceeds from such sale as described in the U.S. Prospectus under the heading "Use of Proceeds" will not be required to be registered as an investment company under the 1940 Act and the SEC Rules and Regulations promulgated thereunder;

(c)
Subject to the qualifications set out therein, the statements in the prospectus supplement of the Corporation dated November 8, 2011 under the heading "Certain United States Federal Income Tax Considerations" constitute a fair summary of the material U.S. federal income tax consequences to persons resident in the United States who purchase Offered Shares at the Closing; and

(d)
Each of the Registration Statement, the U.S. Prospectus and the Form F-X, as of its effective or issue time as applicable, appears on its face to be appropriately responsive in all material respects to the applicable requirements of the Securities Act and the SEC Rules and Regulations promulgated thereunder (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas revenues and production and working interests contained therein or omitted therefrom, as to which such counsel expresses no opinion).

In rendering such opinion, such counsel may state that their opinion is limited to the laws of the State of New York and the federal laws of the United States.

In addition, such counsel shall also state that the Registration Statement has become effective under the Securities Act and the Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement; the filing of the U.S. Prospectus, and any supplements thereto, has been made in the manner and within the time periods required by Form F-10 and the applicable SEC Rules and Regulations; and to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or any notice that would prevent its use has been issued, and no proceedings for that purpose have been instituted or threatened.

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8.3
At the Closing Time, the Underwriters shall have received from Fraser Milner Casgrain LLP, counsel to the Underwriters (who may rely on the opinions of counsel to the Corporation and may also rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta) such opinions with respect to the offering of the Offered Shares as the Underwriters may reasonably require and are customary in transactions of this kind.

8.4
In addition to the opinions set forth above, at the Closing Time, the Underwriters shall have received from Paul, Weiss, Rifkind, Wharton & Garrison LLP, as U.S. counsel to the Corporation and Orrick, Herrington & Sutcliffe LLP, as U.S. counsel to the Underwriters, a letter or letters of each firm containing "10b-5" statements to the effect that such counsel has reviewed and participated in discussions concerning the preparation of the Registration Statement and the U.S. Prospectus with certain officers or employees of the Corporation and its auditors.  Such counsel may also state that the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such, however, that they cannot and do not assume any responsibility for the accuracy, completeness or fairness of any of the statements made in the Registration Statement or the U.S. Prospectus.

The letters of such counsel shall also state that, subject to the limitations set forth in the preceding paragraph, on the basis of the information they gained in the course of performing the services referred to above, no facts came to such counsel's attention which gave them reason to believe that (a) at the time it became effective, the Registration Statement (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests, contained therein or omitted therefrom, as to which such counsel need not comment), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) as of the Applicable Time, the Disclosure Package (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests, contained therein or omitted therefrom, as to which such counsel need not comment), taken together with the price of the Offered Shares to the public and the number of Offered Shares to be included on the cover of the U.S. Prospectus, included an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (c) as of the date of the U.S. Prospectus or as of the date of such letter, the U.S. Prospectus (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests, contained therein or omitted therefrom, as to which such counsel need not comment) as of its date and the date of such letter, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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The letters of such counsel may be in such form and may also contain such qualifications and other statements as are customary for such letters delivered by U.S. counsel.

8.5
At the Closing Time, the Underwriters shall have received (in sufficient copies for each of the Underwriters and their counsel) a favourable legal opinion dated the Closing Date from the Corporation's legal counsel in the Province of Québec addressed to the Underwriters and their counsel and in form and substance acceptable to counsel to the Underwriters to the effect that the Corporation has complied with all the laws of the Province of Québec relating to the use of the French language in connection with the Prospectus, any Supplementary Material and the sale of the Offered Shares to purchasers in the Province of Québec, including without limitation the documents and the certificates representing the Offered Shares to be delivered to purchasers of the Offered Shares in the Province of Québec, and that the French language text appearing on the definitive certificates representing the Offered Shares is not reasonably susceptible of any materially different interpretation from the English language text appearing thereon with respect to any material matter therein.

9.	Officers' Certificates.

9.1
The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation or any two other senior officers of the Corporation acceptable to the Underwriters, certifying for and on behalf of the Corporation, to the best of the knowledge, information and belief of the persons signing such certificate after having examined the Prospectus and if applicable, any Supplementary Material that:

(a)	the Corporation has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(b)
since the respective dates as of which information is given in the Prospectuses and except as may have been the subject of Supplementary Material filed with the relevant Qualifying Authorities, there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in, and no change of any material fact or new material fact relating to, the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation from the date hereof to the Closing Date except as disclosed in each of the Prospectuses;

(c)
the representations and warranties of the Corporation contained herein including those arising by delivery of documents hereunder are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby and by the Prospectuses;

Pengrowth Energy Corporation Underwriting Agreement	Page 30 of 48

(d)
no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any Common Shares or the sale of the Offered Shares, or suspending the effectiveness of the Registration Statement has been issued and no proceedings, investigations or inquiry for such purpose are pending or, to the best of the knowledge, information and belief of the declarants contemplated or threatened;

(e)
since the respective dates as of which information is given in the Prospectuses and Supplementary Material, no transaction material to the Corporation has been entered into or is pending by any of such entities which is not disclosed in each of the Prospectuses or the Supplementary Material; and

(f)	as to such other matters as the Underwriters may reasonably request.

10.	Sales Restrictions.

10.1
The Underwriters shall offer the Offered Shares for sale to the public, directly and through other duly qualified investment dealers and brokers (the Underwriters, their respective affiliates, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by applicable Securities Laws, and upon the terms and conditions set forth in the Prospectuses and in this Agreement, at an offering price not exceeding the Share Price set forth on the cover page of the Shelf Prospectus Supplement.  The Underwriters may offer the Offered Shares at a price less than the Share Price in compliance with Securities Laws.  The Selling Firms will not solicit offers to purchase or sell the Offered Shares so as to require registration of the Offered Shares or filing of a prospectus with respect to the Offered Shares under the laws of any jurisdiction other than the Qualifying Provinces and the United States of America, provided that any offers or sales of Offered Shares in the United States are made in compliance with Section 2.7 of this Agreement.  For the purposes of this Section 10.1, the Underwriters shall be entitled to assume that the Offered Shares (i) are qualified or registered for Distribution by duly qualified investment dealers and brokers under the Securities Laws of the Qualifying Provinces, and (ii) are registered under the Securities Act for offer and sale in the United States.

10.2
The Underwriters covenant and agree with the Corporation that they will not solicit subscriptions for the Offered Shares outside of the Qualifying Provinces and the United States of America unless such sales are made in accordance with the applicable securities laws of such jurisdictions.

10.3
Notwithstanding the foregoing provisions of this Section 10, no Underwriter shall be liable to the Corporation under this Section 10 as a result of the violation by another Underwriter or Selling Firm of the provisions of this Section 10 or if the Underwriter first mentioned is not itself also in violation.

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11.	Market Stabilization.

11.1
In connection with the Distribution, the Underwriters and members of the other Selling Firms (if any) may, in compliance with Securities Laws and the applicable rules of the Exchanges, effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market.

12.	Indemnification by the Corporation.

12.1
The Corporation hereby covenants and agrees to indemnify and save harmless each of the Underwriters and their affiliates and each of their respective directors, officers, employees, shareholders and agents and their affiliates, and each person who controls any Underwriter within the meaning of the Exchange Act (collectively, the "Indemnified Parties") from and against all liabilities, claims, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, damages and expenses to which any Indemnified Party may be subject or which any Indemnified Party may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:

(a)	any breach of or default under any representation, warranty or covenant or agreement of the Corporation in this Agreement or any other document to be delivered pursuant hereto;

(b)
any information or statement (that does not constitute Underwriters' Information) contained in the Prospectuses, any Supplementary Material or any other material or document filed under any Securities Laws or delivered by or on behalf of the Corporation thereunder or pursuant to this Agreement which contains or is alleged to contain a misrepresentation (as defined in the Securities Act (Alberta)) or to be or be alleged to be untrue;

(c)
any omission or alleged omission to state in the Prospectuses, any Supplementary Material, or any other material or document filed under any Securities Laws or delivered by or on behalf of the Corporation thereunder or pursuant to this Agreement, any fact or information, other than Underwriters' Information, whether material or not, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(d)
any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, administrative tribunal or stock exchange or other competent authority based upon any actual or alleged untrue statement, omission or misrepresentation (not relating solely to Underwriters' Information) in the Prospectuses, any Supplementary Material or any other material or document filed or delivered by

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the Corporation under any Securities Laws or pursuant to this Agreement (except any material or document delivered or filed solely by the Underwriters) or based upon any failure by the Corporation to comply with Securities Laws (other than any failure or alleged failure to comply solely by the Underwriters) which prevents or restricts the trading in or the sale or Distribution of the Offered Shares or any of them or any other securities of the Corporation in any of the Qualifying Provinces or the United States of America;

(e)
without limiting the generality of any of the foregoing, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as of the Effective Date or in any amendment thereof, or in the  Prospectuses or any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto; or

(f)
the non-compliance or alleged non-compliance by the Corporation with any requirements of the Securities Laws, or the by-laws, rules and regulations of the Exchanges, including the Corporation's non-compliance with any requirement to make any document available for inspection, provided, however, an Indemnified Party shall cease to be entitled to indemnification in respect of a Claim if and to the extent that a court of competent jurisdiction in a final non-appealable judgment determines that such Indemnified Party engaged in any dishonesty, fraud, fraudulent misrepresentation, gross negligence or wilful default in connection with such Claim and, in the event of such judicial determination, such Indemnified Party shall promptly reimburse the Corporation for the funds advanced to the Indemnified Party pursuant to this Section 12.1 prior to the determination.  For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Prospectuses contained no misrepresentation shall constitute "dishonesty", "fraud", "fraudulent misrepresentation", "gross negligence" or "wilful default" for purposes of this Section 12.1 or otherwise disentitle the Underwriters from indemnification hereunder.

If any matter or thing contemplated by this Section 12 (any such matter or thing being hereinafter referred to as a "Claim") is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 12 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify the Corporation as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Corporation's liability under this Section 12 except to the extent that the failure materially prejudices the Corporation) and the Corporation shall, subject as hereinafter provided, be entitled (but not required) at its expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the affected parties thereto, such consent not to be unreasonably withheld.

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12.2
In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(a)	the Corporation assumes the defence of such suit on behalf of the Indemnified Party within 10 Business Days of the Corporation receiving notice of such Claim;

(b)	the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or

(c)
the named parties to any such Claim (including any added third or interpleaded party) include both the Indemnified Party, on the one hand, and the Corporation, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Corporation shall not have the right to assume that defence of such Claim, but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party);

provided that the Corporation shall not, in connection with any one such action or separate but substantially similar related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

12.3
If any legal proceedings shall be instituted against the Corporation or if any regulatory authority or stock exchange shall carry out an investigation of the Corporation and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, then the Indemnified Parties may employ their own legal counsel and the Corporation shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

12.4
With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 12 and Section 13 in trust for and on behalf of such Indemnified Parties and the

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Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

12.5
The rights of indemnity contained in this Section 12 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in one of the Prospectuses shall not apply if, prior to the Applicable Time, the Corporation has delivered Supplementary Material in full compliance with Section 3 and the person asserting such Claim was not provided with a copy of the Supplementary Material (if required under the applicable Securities Laws to have been so delivered to such person by the Underwriters) which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such claim would have no basis had such delivery been made.

12.6
The rights and remedies of the Underwriters set forth in Sections 12, 13 and 17 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

13.	Contribution.

13.1
In order to provide for just and equitable contribution in circumstances in which the indemnities provided in Section 12 would otherwise be available in accordance with its terms but are, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation shall contribute to the aggregate of all liabilities, claims, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, damages or expenses of the nature contemplated in Section 12 and suffered or incurred by the Indemnified Parties (a) in such proportions so that the Indemnified Parties are responsible for the proportion represented by the percentage that the Underwriters' Commission received by the Underwriters bears to the aggregate purchase price paid to the Corporation for Offered Shares hereunder, and the Corporation is responsible for the balance, whether or not they have been sued together or sued separately, or (b) if the allocation provided by the foregoing clause (a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing clause but also the relative fault of the Corporation on the one hand and the Indemnified Parties on the other in connection with the statements, omissions or other matters which resulted in such losses, claims, damages, fines, penalties, liabilities or expenses of any nature whatsoever as well as any other relevant equitable considerations.  The parties' relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Corporation on the one hand or the Underwriters on the other and the parties' relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission.  No Indemnified Party shall be entitled to claim any contribution if it has been determined

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by a court of competent jurisdiction in a final non-appealable judgment that such Indemnified Party engaged in any dishonesty, fraud, fraudulent misrepresentation, gross negligence or wilful default.

13.2
The rights to contribution provided in this Section 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters and the other Indemnified Parties may have by statute or otherwise at law, and shall remain operative and in full force and effect regardless of:

(a)	any investigation made by or on behalf of any Underwriter or any other Indemnified Party;

(b)	acceptance of any Offered Shares and payment thereof; or

(c)	any termination of this Agreement.

13.3
In the event that the Corporation may be held to be entitled to contribution from an Indemnified Party pursuant to Section 13.1 or under the provisions of any statute or at law, the Corporation shall be limited to receiving contribution from such Indemnified Party in an aggregate amount not exceeding the lesser of:

(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Indemnified Party is responsible, as determined in Section 13.1; and

(b)
the amount of the compensation actually received by the Indemnified Party hereunder (being, in the case of an Underwriter, the portion of the Underwriters' Commission actually received by such Underwriter) minus the aggregate of any amounts paid or payable by the Indemnified Party by way of contribution to any other person hereunder.

13.4
If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give the Corporation notice thereof in writing as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Corporation of any obligation they may have to the Indemnified Parties under this Section 13 except to the extent, if any, that the failure materially prejudices the Corporation in respect of such claim.

13.5
Each Corporation hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any liability of the Corporation by reason of or arising from any misrepresentation contained in the Registration Statement, the Prospectuses or any Supplementary Material, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from any misrepresentation which is based upon or results from Underwriters' Information contained in such document.

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14.	Expenses.

14.1
Whether or not the public offering of the Offered Shares is completed, the Corporation will be responsible, subject to Section 14.3, for all of the costs in connection with the proposed public offering, including without limitation the fees and expenses of counsel to the Corporation (including fees and expenses incurred by such counsel in connection with discussions with and opinions to the Underwriters and their counsel as part of the Underwriters' due diligence investigations), auditors, transfer agents and outside consultants, filing fees, the costs of preparing and printing the Prospectuses and any Supplementary Material, the costs and expenses of translation, all costs associated with marketing materials, marketing presentations and information meetings, out-of-pocket costs related to travel and accommodations for the Corporation’s executives attending such presentations and meetings and the cost of preparing record books for all of the parties to this Agreement and their respective counsel.

14.2
If the public offering of the Offered Shares is not completed due to any reason whatsoever, including, without limitation, the inability or unwillingness of the Corporation or due to any of the Underwriters exercising the termination rights set forth herein, the Corporation shall be responsible for the reasonable fees and expenses of counsel to the Underwriters (on a solicitor and his own client basis) and the out-of-pocket expenses incurred by the Underwriters, including their expenses related to due diligence investigations (including the fees and expenses of any experts retained by the Underwriters in connection therewith), information meetings and travel (the "Underwriters' Expenses").

14.3	If the public offering of the Offered Shares is completed, the Underwriters shall be responsible for the Underwriters' Expenses.

14.4
If the Underwriters are entitled to reimbursement for Underwriters' Expenses hereunder, the Corporation shall reimburse the Underwriters upon presentation of reasonable evidence of such expenses; the Underwriters shall present reasonable evidence of the Underwriters' Expenses to the Corporation as soon as is practicable following the termination of the public offering and the Corporation shall reimburse BMO, on behalf of the Underwriters, therefor, in accordance with Section 14.2, within 30 days of receipt of reasonable evidence of the Underwriters' Expenses.

15.	Covenants of the Underwriters.

15.1	The Underwriters shall:

(a)	give prompt notice to the Corporation, when, in the opinion of the Underwriters, Distribution has ceased;

(b)	as soon as practicable and, in any event, within 30 days of the completion of the Distribution, provide to the Corporation a breakdown of the number of Offered

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Shares sold in each jurisdiction where such information is required for the purpose of calculating filing fees payable; and

(c)	notify promptly (and in any event within 90 days of the date of this Agreement) each Qualifying Authority, where required, of the number of Offered Shares sold in the relevant Qualifying Province.

16.	Nature and Survival of Representations, Warranties, Covenants and Indemnity.

16.1
All representations, warranties, covenants, obligations and agreements of the Corporation herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Shares or any of them and regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

17.	Termination Rights.

17.1
The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Corporation in the event that after the date hereof and at or prior to the Closing Time:

(a)
any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the Distribution of any of the Offered Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchanges or any other competent authority, and has not been rescinded, revoked or withdrawn;

(b)
any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of the directors or senior officers of the Corporation is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchanges or any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or Distribution of the Offered Shares or any other securities of the Corporation or might reasonably be expected to have a significant adverse effect on the market price, value or marketability of the Offered Shares;

(c)
there shall have occurred or been discovered any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the business, operations, capital or condition (financial or

Pengrowth Energy Corporation Underwriting Agreement	Page 38 of 48

otherwise), business or business prospects of the Corporation or its properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) which in the opinion of the Underwriters or any one of them, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Shares or any other securities of the Corporation or the investment quality or marketability of the Offered Shares;

(d)
there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets generally or the business, operations or affairs of the Corporation or the market price, value or marketability of the Offered Shares;

(e)
the Underwriters (or any one of them) shall become aware of any material information with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a Material Adverse Effect on the market price or value of the Offered Shares or any other securities of the Corporation or the investment quality or marketability of the Offered Shares; or

(f)
the Corporation shall be in breach or default under or noncompliance with any representation, warranty, term or condition of this Agreement, except to the extent such breach, default or noncompliance does not have and would not reasonably be expected to  have a Material Adverse Effect on the Corporation or the Offering.

17.2
The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 17.1 or Sections 7.2 or 18 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this Agreement in any material respect) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Shares for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 17.1 or Sections 7.2 or 18 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

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17.3
Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Sections 12, 13, 14 or 18. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

17.4
If an Underwriter elects to terminate its obligation to purchase the Offered Shares as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation the liability of the Corporation hereunder with respect to such Underwriter shall be limited to the indemnity referred to in Section 12, the contribution rights referred to in Section 13 and the payment of expenses referred to in Section 14.

18.	Conditions

18.1
All terms, covenants and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle any Underwriter to terminate its obligations to purchase the Offered Shares, by written notice to that effect given to the Corporation prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing and signed by all of the Underwriters.

19.	Notification.

19.1
The Corporation shall promptly advise BMO of any request made at any time prior to the end of the Distribution of the Offered Shares by the SEC, any Qualifying Authority or the Exchanges for any Supplementary Material or for any additional information, the issuance by the SEC, any such Qualifying Authority or the Exchanges of any cease trading or stop order relating to the Offered Shares or any other securities of the Corporation or order preventing or suspending the use of the Prospectuses relating to the Offered Shares or the qualification of the Offered Shares for offering or sale in any jurisdiction, or of the institution, or to its knowledge threat of institution, of any proceedings for that purpose or of the receipt by the Corporation of any written communication from the SEC, any such Qualifying Authority or the Exchanges relating to the Prospectuses, any Supplementary Material or the offering of Offered Shares.  The Corporation shall use all commercially reasonable efforts to prevent the issuance of any such cease trading or stop order or other order and, if issued, to obtain the withdrawal or lifting thereof as soon as possible.

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19.2
During the period commencing on the date hereof and ending upon the completion of the Distribution of the Offered Shares, the Corporation shall provide to the Underwriters on a timely basis, for review by the Underwriters and their counsel prior to filing, any proposed document, including without limitation any Supplementary Material, including without limitation any annual information form, material change report or information circular, which may be required to be filed by the SEC, any Qualifying Authority or the Exchanges.

20.	Obligations of the Underwriters.

20.1
The obligations of the Underwriters to purchase at the Closing Time shall be several and not joint in that each Underwriter shall be obligated to purchase only the percentage of the Offered Shares respectively set out opposite its name below:

BMO Nesbitt Burns Inc.	15%
RBC Dominion Securities Inc.	15%
Scotia Capital Inc.	15%
CIBC World Markets Inc.	12%
TD Securities Inc.	12%
National Bank Financial Inc.	5.5%
Peters & Co. Limited	5.5%
HSBC Securities (Canada) Inc.	4.0%
Cormark Securities Inc.	3.0%
Macquarie Capital Markets Canada Ltd.	3.0%
Raymond James Ltd.	2.5%
UBS Securities Canada Inc.	2.5%
Canaccord Genuity Corp.	2.0%
FirstEnergy Capital Corp.	2.0%
Credit Suisse Securities (Canada), Inc.	1.0%
100%

20.2
If at the Closing Time any one or more of the Underwriters fail or refuse to purchase its respective percentage of the Offered Shares (each such Underwriter hereinafter in this Section 20.2 and Section 20.3 referred to as a "defaulting Underwriter") and the percentage of the total number of Offered Shares which one or more of the defaulting Underwriters has failed or refused to purchase does not exceed 7.5% of the total number of Offered Shares which the Underwriters have agreed to purchase, the remaining Underwriters (each such Underwriter hereinafter in this Section 20.2 and Section 20.3 referred to as a "non-defaulting Underwriter") shall be obligated severally to purchase such Offered Shares which the defaulting Underwriter or Underwriters have failed or

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refused to purchase, in the proportion that the percentage set forth opposite the name of each of the non-defaulting Underwriters bears to the aggregate of such percentages.  If the Offered Shares which one or more defaulting Underwriters have failed or refused to purchase exceed 7.5% of such total number, the non-defaulting Underwriters shall have the right, but not the obligation, to purchase severally, on a pro rata basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Offered Shares which the defaulting Underwriter or Underwriters have failed or refused to purchase.  In any such case, either a non-defaulting Underwriter or the Corporation shall have the right to postpone the Closing Time for such period, not exceeding five Business Days, in order that the required changes, if any, in the Prospectuses or in any other documents or arrangements may be effected.  If any non-defaulting Underwriter elects not to exercise such right and no other non-defaulting Underwriter elects to exercise such right so as to assume the entire obligations of the defaulting Underwriters and arrangements satisfactory to BMO (on behalf of the Underwriters) and the Corporation for the purchase of such Offered Shares are not made within 48 hours after such default, then (i) each non-defaulting Underwriter shall be entitled, by notice to the Corporation, to terminate, without liability (except under Section 13, if applicable), its obligation to purchase its original percentage of the Offered Shares and (ii) the Corporation shall have the right to terminate its obligations hereunder without liability on its part except under Sections 12, 13 (if applicable) and 14 hereof in respect of non-defaulting Underwriters.  Any action taken under this Section 20.2 shall not relieve any defaulting Underwriter from liability in respect of any default by such Underwriter under this Agreement.

20.3
Nothing in this Agreement shall obligate the Corporation to sell to one or any of the Underwriters less than all of the Offered Shares or shall relieve any Underwriter in default from liability to the Corporation or to any non-defaulting Underwriter in respect of its default hereunder.  In the event of a termination by the Corporation of its obligations under and in accordance with this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 12, 13 and 14.

21.	Notices.

21.1
Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Corporation to the Corporation at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta  T2P 0B4, fax number (403) 265 - 6251; Attention:  General Counsel, with a copy to: Burnet, Duckworth & Palmer LLP, 2400, 525 – 8th Avenue S.W., Calgary, Alberta  T2P 1G1, fax number (403) 260-0332; Attention: Grant A. Zawalsky; in the case of the Underwriters, to BMO Nesbitt Burns Inc., 2200 Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta  T2P 2Z1, fax number (403) 515-1535 and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties.  The Corporation, the Underwriters and each of them may change their respective addresses for notices by notice given in the manner aforesaid.  Any such notice or other

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communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by hand or courier service or by facsimile transmission, and shall be deemed to have been received on the day of delivery or sending (if received during normal business hours on a Business Day and otherwise on the next Business Day following the delivery or sending thereof).

22.	Lead Underwriter

22.1
The Corporation shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by BMO which shall represent the Underwriters and which have the authority to bind the Underwriters except in respect of: (i) a notice of termination given pursuant to Section 17, which notice may be given by any Underwriter, (ii) any waiver or extension given pursuant to Section 18, which must be signed by all of the Underwriters, (iii) a notice of the exercise of a right or a notice of termination pursuant to Section 20.2, which notice may be given by any non-defaulting Underwriter, or (iv) any actions taken under Sections 12 or 13 which may be given only by the Underwriter affected thereby.  BMO shall consult fully with the other Underwriters with respect to any such notice or other communication.  Acceptance of this offer by the Corporation shall constitute their respective authority for accepting notification of any such matters from, and for delivering the definitive certificate representing the Offered Shares, to or to the order of, BMO.

23.	Further Offerings.

23.1
The Corporation shall not, without the prior written consent of BMO, on behalf of the Underwriters after discussion therewith, which consent shall not be unreasonably withheld, (i) offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares or other securities of the Corporation or securities convertible into or exchangeable for Common Shares or other securities of the Corporation (other than: (A) for purposes of the Corporation's option, incentive, distribution reinvestment or similar plans in existence on the date hereof and described in the Prospectuses; or (B) securities issued in connection with an arms' length acquisition, merger, consolidation or amalgamation with any company or companies), or (ii) enter into any swap or other agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Common Shares or other securities, in cash or otherwise, in each case prior to 90 days after the Closing Date.

24.	Successors.

24.1	This Agreement has been and is made solely for the benefit of the Underwriters, the Corporation and their respective successors, executors, administrators, heirs and

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permitted assigns, and the officers, directors, shareholders, employees, agents and their affiliates and controlling persons referred to herein, and no other person will have any right or obligation hereunder.  No purchaser of any of the Offered Shares from any Underwriter shall be deemed a successor or assign merely because of such purchase.

25.	Agent for Service; Submission to Jurisdiction.

25.1
By the execution and delivery of this Agreement the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711 (or any successor) (together with any successor, the "Agent for Service"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Offered Shares that may be instituted in any federal or state court in the State of New York, or brought under U.S. federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service and written notice of said service to the Corporation (mailed or delivered to the Corporation at its principal office in Calgary, Alberta, Canada), shall be deemed in every respect effective service of process upon the Corporation in any such suit or proceeding.  The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect for a period of six years from the date of this Agreement.

25.2
If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder in United States dollars into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given.  The obligations of the Corporation in respect of any sum due from it to any Underwriter in United States dollars shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Corporation agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Corporation an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

Pengrowth Energy Corporation Underwriting Agreement	Page 44 of 48

25.3
To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

26.	Miscellaneous.

26.1
If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.  The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

26.2
This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.  Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

26.3	Time shall be of the essence hereof.

26.4	Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

26.5	In exercising rights or making decisions under the agreement, all parties shall act in a commercially reasonable manner consistent with practice in the Canadian securities industry.

26.6
This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument.  A signed counterpart of this Agreement provided by way of facsimile transmission shall be as binding upon the parties as an originally signed counterpart.

26.7	The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation with respect to the subject matter hereof.

26.8
The Corporation hereby acknowledges that (a) the purchase and sale of the Offered Shares pursuant to this Agreement is an arm's-length commercial transaction between the Corporation, on the one hand, and the Underwriters and any affiliate through which they may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Corporation, and (c) the engagement of the Underwriters by the

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Corporation in connection with the offering of the Offered Shares and the process leading up to such offering is as independent contractors and not in any other capacity.  Furthermore, the Corporation agrees that it is solely responsible for making their own judgments in connection with such offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters).  To the extent that the Underwriters' statutory obligations as registrants under the Securities Laws or fiduciary relationships with their investing customers conflicts with their obligations hereunder, the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Securities Laws and their duties to their investing customers.  Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Securities Laws or to act as a fiduciary of their investing customers. The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to any of them, in connection with such transaction or the process leading thereto.

Pengrowth Energy Corporation Underwriting Agreement	Page 46 of 48

If this letter accurately reflects the terms of the Agreement which we are to enter into and if such terms are agreed to by the Corporation, please signify acceptance by executing this letter where indicated below and returning the same to BMO Nesbitt Burns Inc.

BMO NESBITT BURNS INC.		RBC DOMINION SECURITIES INC.

By:	(signed) "Eric L. Toews"	By:	(signed) "Trevor Gardner"
	Eric L. Toews		Trevor Gardner

SCOTIA CAPITAL INC.		CIBC WORLD MARKETS INC.

By:	(signed) "Rick Eremenko"	By:	(signed) "Brenda A. Mason"
	Rick Eremenko		Brenda A. Mason

TD SECURITES INC.		NATIONAL BANK FINANCIAL INC.

By:	(signed) "Robi Contrada"	By:	(signed) "Craig Langpap"
	Robi Contrada		Craig Langpap

PETERS & CO. LIMITED		HSBC SECURITIES (CANADA) INC.

By:	(signed) "Cameron E. Plewes"	By:	(signed) "Greg Gannett"
	Cameron E. Plewes		Greg Gannett

CORMARK SECURITIES INC.		MACQUARIE CAPITAL MARKETS CANADA LTD.

By:	(signed) "Ryan A. Shay"	By:	(signed) "Daniel J. Cristall"
	Ryan A. Shay		Daniel J. Cristall

		By:	(signed) "Darren Tong"
Darren Tong

Pengrowth Energy Corporation Underwriting Agreement	Page 47 of 48

RAYMOND JAMES LTD.		UBS SECURITIES CANADA INC.

By:	(signed) "Jason Holtby"	By:	(signed) "Kurtis Shumka"
	Jason Holtby		Kurtis Shumka

		By:	(signed) "Rob Magwood"
Rob Magwood

CANACCORD GENUITY CORP.		FIRSTENERGY CAPITAL CORP.

By:	(signed) "Karl B. Staddon"	By:	(signed) "M. Scott Bratt"
	Karl B. Staddon		M. Scott Bratt

CREDIT SUISSE SECURITIES (CANADA) INC.

By:	(signed) "Ryan Lapointe"
Ryan Lapointe

Pengrowth Energy Corporation Underwriting Agreement	Page 48 of 48

The foregoing agreement is hereby accepted and agreed to as of the date first above written.

PENGROWTH ENERGY CORPORATION

By:	(signed) "Derek W. Evans"
Derek W. Evans

By:	(signed) "Christopher G. Webster"
Christopher G. Webster